Table of Contents

Banco Bradesco S.A
Exhibit 6.1

Bradesco ADR
Earnings per share		December 31,

	2006	2007	2008

Weighted average number of preferred
shares outstanging (in shares)	1,472,508,873	1,505,136,649	1,531,430,349
10% right for preferred shares	147,250,887	150,513,665	153,143,035

Adjusted weighted average number of
preferred shares outstanding
(in shares) for EPS calculation	1,619,759,760	1,655,650,314	1,684,573,384

Weighted average number of common shares outstanging
(in shares)	1,470,575,223	1,504,008,900	1,531,358,621

Total weighted average number of
shares outstanding (in shares) (A)	3,090,334,983	3,159,659,214	3,215,932,005

Net income (in millions of reais) (B)	R$6,462	R$7,908	R$7,018

EPS for common shares (B)/(A)=(C)	R$2.09	R$2.50	R$2.18
EPS for preferred shares (C) + 10%	R$2.30	R$2.75	R$2.40